The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated April 10, 2012 Preliminary Pricing Supplement No. 11 (To Prospectus Supplement dated June 6, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 April , 2012

US$
Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc
Senior Fixed-to-Floored Floating Rate Notes due April 27, 2020

Medium-Term Notes, Series A

Notes:	Senior Fixed-to-Floored Floating Rate Notes due April 27, 2020, Medium-Term Notes, Series A (each a “Note” and collectively, “the Notes”)	Issuer:	Lloyds TSB Bank plc
		Guarantor:	Lloyds Banking Group plc
		Aggregate Principal Amount:	US$
Trade Date:	Expected to be April 24, 2012	Issue Price:	100.00%
Issue Date:	April 27, 2012	Denominations:	Minimum denominations of US$1,000 and multiples of US$1,000 thereafter.
Maturity Date:	April 27, 2020
Business Day:	New York and London, following, unadjusted	CUSIP:	5394E8AP4
Day-Count Convention:	30/360	ISIN:	US5394E8AP44
Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity. Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:
For each Interest Period (as defined below) commencing on or after the Issue Date, to but excluding April 27, 2014: the interest rate per annum will be equal to the Fixed Interest Rate.
For each Interest Period commencing on or after April 27, 2014 to but excluding the Maturity Date, the interest rate per annum (the “Floating Interest Rate”) will be equal to the Reference Rate plus the Spread, subject to the applicable Minimum Interest Rate for such Interest Period as set forth below.

Fixed Interest Rate:	5.00 % per annum
Reference Rate:	3 Month USD LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
Spread:	1.50% per annum
Minimum Interest Rate:
From and including April 27, 2014 to but excluding April 27, 2016, 2.00% per annum.
From and including April 27, 2016 to but excluding April 27, 2017, 2.50% per annum.
From and including April 27, 2017 to but excluding April 27, 2018, 3.00% per annum.
From and including April 27, 2018 to but excluding April 27, 2019, 3.50% per annum.
From and including April 27, 2019 to but excluding the Maturity Date, 4.00% per annum.

Interest Payment Dates:	Quarterly, payable in arrears on the 27th day of each January, April, July and October, commencing on (and including) July 27, 2012 and ending on the Maturity Date.
Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Selling Agent:	Barclays Capital Inc. (the “Selling Agent”)
Calculation Agent:	Barclays Bank PLC
Governing Law:	New York
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-5 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Selling Agent’s Commission (2)	Proceeds to Lloyds TSB Bank plc
Per Note	$1,000.00	$	$
Total	$	$	$
(1)
The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the Issue Price. This is because the Issue Price includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors — The Issue Price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page PS-5 of this pricing supplement. The Issue Price also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(2)
The Selling Agent will receive commissions from the Issuer equal to $   per $1,000 principal amount of the Notes, or $      of the Aggregate Principal Amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $20 per $1,000 principal amount of the Notes. See “Supplemental Plan of Distribution” beginning on page PS-14 of this pricing supplement.

April    , 2012

ABOUT THIS PRICING SUPPLEMENT

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds TSB Bank plc;

•	“LBG” and “Guarantor” mean Lloyds Banking Group plc;

•	“Notes” refers to the Senior Fixed-to-Floored Floating Rate Notes due April 27, 2020, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 6, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• the prospectus supplement dated June 6, 2011 and the prospectus dated December 22, 2010 can be accessed at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1160106/000095010311002265/dp23013_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to them at 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

KEY TERMS

The information in this section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus.

Title of the Notes:	Senior Fixed-to-Floored Floating Rate Notes due April 27, 2020, Medium-Term Notes, Series A

Issuer:	Lloyds TSB Bank plc

Guarantor:	Lloyds Banking Group plc

Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Aggregate Principal Amount:	US$

Denominations:	Minimum denominations of $1,000 and multiples of $1,000 thereafter

Issue Price:	100.00%

Specified Currency:	U.S. dollars (also referred to as “US$” or “USD”)

Trade Date:	Expected to be April 24, 2012

Issue Date:	April 27, 2012

Maturity Date:	April 27, 2020

Business Day:	Any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business in New York City and London (a “London Banking Day”)

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity. Repayment of principal at maturity and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:
For each Interest Period commencing on or after the Issue Date, to but excluding April 27, 2014, the interest rate per annum will be equal to the Fixed Interest Rate.
For each Interest Period commencing on or after April 27, 2014 to but excluding the Maturity Date, the interest rate per annum (the “Floating Interest Rate”) will be equal to the Reference Rate plus the Spread, subject to the applicable Minimum Interest Rate for such Interest Period as set forth below.

Fixed Interest Rate:	5.00% per annum

Reference Rate:	3 Month USD LIBOR (Designated LIBOR Page: Reuters: LIBOR01)

Spread:	1.50% per annum

Minimum Interest Rate:
From and including April 27, 2014 to but excluding April 27, 2016, 2.00% per annum.
From and including April 27, 2016 to but excluding April 27, 2017, 2.50% per annum.
From and including April 27, 2017 to but excluding April 27, 2018, 3.00% per annum.
From and including April 27, 2018 to but excluding April 27, 2019, 3.50% per annum.
From and including April 27, 2019 to but excluding the Maturity Date, 4.00% per annum.

Interest Payment Dates:
Quarterly, payable in arrears on the 27th day of each January, April, July and October, commencing on (and including) July 27, 2012 and ending on (and including) the Maturity Date. If any Interest Payment Date is not a Business Day, interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.

Interest Periods:
The first period will begin on, and will include, the Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

3 Month USD LIBOR:
The 3 Month USD LIBOR rate, as reported on Reuters Page LIBOR01 or any successor page as of 11:00 a.m. London time, on the relevant Interest Determination Date.

If such rate does not appear on the Reuters Page LIBOR01 on such Interest Determination Date, then the Calculation Agent will request the principal London offices of each of four major reference banks (which may include the Selling Agent or its affiliates) in the London interbank market, as selected by the Calculation Agent (after consultation with us), to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a three-month period commencing on the first day of each Interest Period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at such time. If at least two quotations are so provided, then the 3 Month USD LIBOR rate determined on such Interest Determination Date will be the arithmetic mean of such quotations.

If fewer than two such quotations are so provided, then the 3 Month USD LIBOR rate on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on such Interest Determination Date by three major banks (which may include the Selling Agent or its affiliates) in New York, New York selected by the Calculation Agent (after consultation with us) for loans in U.S. dollars to leading European banks, having a three-month maturity, commencing on the first day of each Interest Period and in a principal amount that is representative of a single transaction in U.S. dollars in that market at such time.

If the banks so selected by the Calculation Agent are not quoting as set forth above, the 3 Month USD LIBOR rate on such Interest Determination Date will be the 3 Month USD LIBOR rate in effect on such Interest Determination Date.

Business Day Convention:	Following unadjusted

Interest Reset Dates:	For each Interest Period commencing on or after April 27, 2014, the first day of such Interest Period

Interest Determination Dates:	The second London Banking Day preceding each Interest Reset Date

Day Count Basis:	Interest payable with respect to an Interest Period will be computed on the basis of a 360-day year of twelve 30-day months.

Payment Determination:
The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date and at maturity. For each Interest Determination Date, the Calculation Agent will cause to be communicated to us, the Trustee and the Paying Agent, the relevant Reference Rate. The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date and at maturity using the Reference Rate as so provided.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry

Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Selling Agent:	Barclays Capital Inc. (the “Selling Agent”)

Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch

Governing Law:	New York

CUSIP:	5394E8AP4

ISIN:	US5394E8AP44

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

The Issue Price of  the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, we have taken into account compensation to the Selling Agent for distributing the Notes, which is reflected in the Selling Agent’s commission described on the cover of this pricing supplement, as well as certain costs associated with hedging our obligations under the Notes. The Issue Price of the Notes reflects these factors. As a result, the value of the Notes on the Issue Date is expected to be less than the Issue Price. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Selling Agent or another purchaser is willing to purchase the Notes in secondary market transactions will likely be less than the Issue Price. This is due to, among other things, the fact that the Issue Price includes, and secondary market prices are likely to exclude, the Selling Agent’s commission with respect to, and the hedging costs associated with, the Notes. The cost of hedging includes the projected profit that may be realized in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. A profit may be realized from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by the Selling Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Because the Notes accrue interest at a fixed-rate during the first two years of their term, the amount of interest payable on your Notes on each fixed-rate interest payment date may be below market interest rates.

Because interest payable on your Notes during the fixed-rate interest periods accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the fixed-rate interest payment dates will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. See “—The value of the Notes prior to maturity and the 3 Month USD LIBOR rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price” below. You should have a view as to the Fixed Interest Rate on the Notes (as specified on the cover of this pricing supplement) and its level relative to market interest rates before investing, and you must be willing to forgo guaranteed market interest rates for the first two years of the term of the Notes.

Because the Notes accrue interest at a floating-rate after the first two years of their term, you may receive a lesser amount of interest in the future.

Following the first two years, the interest payable on the Notes during each quarterly floating-rate interest period is indexed to an external interest rate (the 3 Month USD LIBOR rate) that may vary from time to time and there will be significant risks not associated with a conventional fixed-rate debt security. These risks include fluctuation of the 3 Month USD LIBOR rate and the possibility that, in the future, the interest rate on the Notes will decrease and may be as low as the applicable Minimum Interest Rate for any floating-rate interest period. We have no control over a number of factors that may affect the 3 Month USD LIBOR, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. See “—The value of the Notes prior to maturity and the 3 Month USD LIBOR rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price” below.

The amount of interest payable on your Notes on each floating-rate interest payment date will not be affected by the 3 Month USD LIBOR rate on any day other than the relevant Interest Determination Date.

For each floating-rate interest period, the amount of interest payable on each floating-rate interest payment date is calculated based on the 3 Month USD LIBOR rate on the relevant Interest Determination Date plus the Spread. Although the actual 3 Month USD LIBOR rate on a floating-rate interest payment date or at other times during a floating-rate interest period may be higher than the 3 Month USD LIBOR rate on the relevant Interest Determination Date, you will not benefit from the 3 Month USD LIBOR rate at any time other than on the relevant Interest Determination Date for such floating-rate interest period.

The amount of interest payable on the Notes may be less than the return you could earn on other investments with a comparable maturity.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the Floating Interest Rate on the Notes will be based on the level of the 3 Month USD LIBOR rate, the Floating Interest Rate that will apply during each floating-rate interest period on the Notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

If the 3 Month USD LIBOR rate changes, the value of the Notes may not change in the same manner.

The price of your Notes may move differently than the 3 Month USD LIBOR rate. Changes in the 3 Month USD LIBOR rate may not result in a comparable change in the value of your Notes. We discuss some of the reasons for this disparity under “—The amount of interest payable on your Notes on each floating-rate interest payment date will not be affected by the 3 Month USD LIBOR rate on any day other than the relevant Interest Determination Date” and “—The amount of interest payable on the Notes may be less than the return you could earn on other investments with a comparable maturity” above and “—The value of the Notes prior to maturity and the 3 Month USD LIBOR rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price” below.

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. There is no assurance that there will be a secondary market for any of the Notes. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date.

The value of the Notes prior to maturity and the 3 Month USD LIBOR rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price.

The value of the Notes may be less than the Issue Price of the Notes. The value of the Notes and the 3 Month USD LIBOR rate may be affected by a number of factors that may either offset or magnify each other, including the following:

•	the current and projected levels of the 3 Month USD LIBOR rate;

•	the volatility (i.e., the frequency and magnitude of changes in the level) of the 3 Month USD LIBOR rate;

•
the time remaining to maturity of the Notes; in particular, as a result of a “time premium,” the Notes may have a value above that which would be expected based on the level of the interest rates and the level of the 3 Month USD LIBOR rate at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the level of the 3 Month USD LIBOR rate during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the level of the 3 Month USD LIBOR rate at such time, may adversely affect the value of the Notes;

•	the aggregate amount of the Notes outstanding;

•	the level, direction and volatility of market interest and yield rates generally;

•	geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, judicial or other events that affect the markets generally;

•	the supply and demand for the Notes in the secondary market, if any;

•	any market making activities with respect to the Notes; or

•
the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date in the secondary market, if any. If you sell your Notes before the Maturity Date, the price that you receive may be less, and may be substantially less, than the Issue Price.

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates, have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers, that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the 3 Month USD LIBOR rate, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the level of the 3 Month USD LIBOR rate or any other factor that may affect the amount of interest that may be paid on any floating-rate interest payment date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There may be potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Barclays Bank PLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including determining the 3 Month USD LIBOR rate on any Interest Determination Date, which the Paying Agent will use to determine the amount we will pay on any applicable floating-rate interest payment date during the floating-rate interest periods. The exercise of this discretion by Barclays Bank PLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Barclays Bank PLC. We may change the Calculation Agent at any time without notice to you.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

We and the Selling Agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the Selling Agent or its affiliates could adversely affect the value of the Notes.

The historical level of the 3 Month USD LIBOR rate should not be taken as an indication of the future levels of such rate.

In the past, the level of the 3 Month USD LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3 Month USD LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3 Month USD LIBOR rate is not an indication that the 3 Month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating-rate interest periods. Changes in the level of 3 Month USD LIBOR will affect the value of the Notes, but neither we nor you can predict the future performance of the 3 Month USD LIBOR rate based on its historical performance. The actual performance of the 3 Month USD LIBOR rate during the floating-rate interest periods, as well as the interest payable on each floating-rate interest payment date, may bear little or no relation to the hypothetical levels of the 3 Month USD LIBOR rate or to the hypothetical examples shown in this pricing supplement.

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you, if, among other things:

•	you do not seek an investment linked to the 3 Month USD LIBOR rate;

•
you anticipate that, after the first two years of the term of the Notes, the 3 Month USD LIBOR rate will decrease or the 3 Month USD LIBOR rate on each Interest Determination Date will not be sufficient to provide you with your desired return;

•	you are unable to accept the risk that the Notes may pay interest at the applicable Minimum Interest Rate, or interest at a low rate, in respect of any floating-rate interest payment date;

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial Interest Periods for which the Fixed Interest Rate is payable, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be the Floating Interest Rate.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period where a floating rate is applicable.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after April 27, 2014, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the Spread and the Reference Rate while taking into account the applicable Minimum Interest Rate for that Interest Period.

For each Interest Period commencing on or after April 27, 2014, once the Calculation Agent has determined the value of the Reference Rate and communicated the same to the Paying Agent, the Paying Agent will then determine the per annum Interest Rate for that Interest Period by first adding the Reference Rate and the Spread and then assessing the sum relative to the applicable Minimum Interest Rate for that Interest Period.  The per annum Interest Rate for that Interest Period will be the sum of the Reference Rate and the Spread unless such sum is less than the applicable Minimum Interest Rate for that Interest Period.

If the sum of the Reference Rate and the Spread is less than the applicable Minimum Interest Rate for that Interest Period, the per annum Interest Rate for that Interest Period will be the applicable Minimum Interest Rate for that Interest Period.

The examples set forth below illustrate how the Interest Rate for the particular Interest Period where a floating rate applies would be calculated.  These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

Example 1:	The per annum Interest Rate equals the Reference Rate plus the Spread

Based on a hypothetical Reference Rate equal to 4.00% per annum and the specified Spread of 1.50% per annum, the Interest Rate would be 5.50% (the Reference Rate plus the Spread).

Example 2:	The per annum Interest Rate is less than the applicable Minimum Interest Rate for that Interest Period

Based on the applicable Minimum Interest Rate of 2.50% per annum and a hypothetical Reference Rate equal to 0.50% per annum and the Spread of 1.50% per annum, the Interest Rate (without taking the applicable Minimum Interest Rate into account) would equal 2.00% (the Reference Rate plus the Spread).  However, because of the applicable Minimum Interest Rate of 2.50% per annum, the per annum Interest Rate for the relevant Interest Period would instead be equal to the applicable Minimum Interest Rate of 2.50% per annum.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

We cannot predict the actual 3 Month USD LIBOR rate on any day or the value of the Notes, and we cannot predict the relationship between the 3 Month USD LIBOR rate and the value of the Notes at any time prior to the Maturity Date. The actual interest payment that a holder of the Notes will receive at each floating-rate interest payment date and the rate of return on the Notes will depend on the actual 3 Month USD LIBOR rates determined by the Calculation Agent over the term of the Notes after the final fixed-rate interest payment date. Consequently, the interest amount to be paid in respect of the Notes on each floating-rate interest payment date may be very different from the information reflected in the table above.

HISTORICAL 3 MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 3 Month USD LIBOR rate since January 2, 2008. The level of the 3 Month USD LIBOR rate has fluctuated in the past and may experience significant fluctuations in the future. Any historical upward or downward trend in the level of the 3 Month USD LIBOR rate during any period shown below is not an indication that the level of the 3 Month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating-rate interest periods.

You should not take the historical level of the 3 Month USD LIBOR rate as an indication of future levels of the 3 Month USD LIBOR rates. We cannot give you any assurance that future levels of the 3 Month USD LIBOR rate will result in your receiving a return on your Notes that is greater than the return you would have received if you would have invested in a debt security of comparable maturity that bears interest at a prevailing market rate. None of us, our affiliates, the Selling Agent and its affiliates makes any representation to you as to the 3 Month USD LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 3 Month USD LIBOR rate may be less likely to be indicative of the levels of the 3 Month USD LIBOR rate during the floating-rate interest periods. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your Notes less than the return you would have realized if you had invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

The actual levels of the 3 Month USD LIBOR rate during the floating-rate interest periods may bear little or no relation to the historical levels of the 3 Month USD LIBOR rate shown below.

The table below shows the high, low and last levels of the 3 Month USD LIBOR rate for each of the four calendar quarters in 2008, 2009, 2010 and 2011, and the first two calendar quarters of 2012 (through April 4, 2012). We obtained the 3 Month USD LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Period End Levels of the 3 Month USD LIBOR Rate

	High	Low	Period End
2008
First Quarter	4.68063	2.54188	2.68813
Second Quarter	2.92000	2.63813	2.78313
Third Quarter	4.05250	2.78500	4.05250
Fourth Quarter	4.81875	1.42500	1.42500
2009
First Quarter	1.42125	1.08250	1.19188
Second Quarter	1.17688	0.59500	0.59500
Third Quarter	0.58750	0.28250	0.28688
Fourth Quarter	0.28438	0.24875	0.25063
2010
First Quarter	0.29150	0.24875	0.29150
Second Quarter	0.53925	0.29150	0.53394
Third Quarter	0.53363	0.02938	0.29000
Fourth Quarter	0.30375	0.28438	0.30281
2011
First Quarter	0.31400	0.30281	0.30300
Second Quarter	0.30100	0.24500	0.24575
Third Quarter	0.37433	0.24575	0.37433
Fourth Quarter	0.58100	0.37761	0.58100
2012
First Quarter	0.58250	0.46815	0.46815
Second Quarter (through April 4, 2012)	0.46915	0.46815	0.46915

We have included the following graph of the historical behavior of the 3 Month USD LIBOR rate for the period from January 2, 2002 to April 4, 2012, for your reference. Past movements of the 3 Month USD LIBOR rate are not indicative of future levels or the future behavior of the 3 Month USD LIBOR rate.

Source: Bloomberg

SUMMARY TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  We intend to treat the Notes for U.S. federal income tax purposes as “variable rate debt instruments,” and except as discussed below under “Possible Alternative Treatment,” this discussion assumes our intended treatment is respected. It is expected, and this discussion assumes, that the Notes will be issued with original issue discount (“OID”).

Solely for purposes of determining the amount of OID you must include in income with respect to a Note for each taxable year, the Note will be converted into an “equivalent” fixed-rate debt instrument. Under applicable Treasury regulations, the initial fixed rate first will be replaced by a qualified floating rate (the “replaced floating rate”) such that the fair market value of the Note as of the Issue Date would be approximately equal to the fair market value of an otherwise identical debt instrument that provides for the replaced floating rate rather than the initial fixed rate. Each floating rate (i.e., the replaced floating rate and the floating rate paid on the Notes after the second year) is then replaced by a fixed rate equal to the value of the relevant floating rate on the Issue Date. See the section entitled “U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Fixed-Rate Debt Instruments” in the prospectus supplement.

We will determine the amount of each payment of stated interest made during the first two years the Notes are outstanding that will be treated as qualified stated interest. You may obtain that information from us by contacting Lloyds Investor Relations at investor.relations@ltsb-finance.co.uk. All interest payments during the last six years the Notes are outstanding will be treated as payments of qualified stated interest. Qualified stated interest will be taxable to you at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

The Notes will be treated as bearing an amount of OID equal to the aggregate stated interest paid during the first two years the Notes are outstanding that does not constitute qualified stated interest. This OID will be taxed over the term of the Notes according to a constant-yield method based on a compounding of interest, regardless of your method of tax accounting. Under this method, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each period prior to and including the maturity (or earlier sale, exchange or retirement) of a Note that equals the product of (i) the excess of the Note’s “adjusted issue price” as of the beginning of the accrual period, multiplied by the Note’s “yield to maturity,” adjusted for the length of the accrual period, over the amount of any qualified stated interest allocable to the accrual period, and (ii) the number of days during the accrual period that you held the Note divided by the number of days in the accrual period. The “yield to maturity” is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the “equivalent” fixed-rate debt instrument, produces an amount equal to the issue price of the debt instrument. The “adjusted issue price” of a Note is its issue price increased by any OID previously accrued and decreased by the amount of any payments previously made on the Note that do not constitute qualified stated interest. Information regarding the accrual of OID on the Notes will be made publicly available on the Internal Revenue Service website, currently accessible through Internal Revenue Service Publication 1212 at www.irs.gov/pub/irs-pdf/p1212.pdf.

Possible Alternative Treatment.  It is possible that the Internal Revenue Service could determine that our intended treatment of the Notes is incorrect and that the Notes are in fact “contingent payment debt instruments” for U.S. federal income tax purposes.  Any such determination could have adverse U.S. federal income tax consequences for you.  For example, if the Notes were properly treated as contingent payment debt instruments, any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) would be treated as interest income for U.S. federal income tax purposes.  You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the Notes were properly treated as contingent payment debt instruments.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of 3 Month USD LIBOR, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors — The Issue Price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” and “Risk Factors — There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc., as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $    per $1,000 of principal amount of the Notes, resulting in aggregate proceeds to us of $   . The Selling Agent will receive commissions from us of equal to $   per $1,000 principal amount of the Notes, or $    of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $20 per $1,000 principal amount of the Notes. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession. You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above. In addition, from time to time, the Selling Agent and its affiliates have engaged and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are a new issue of securities with no established trading market. We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice. No assurance can be given as to the liquidity or existence of any trading market for the Notes.

We may deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

US$

Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Fixed-to-Floored Floating Rate Notes due April 27, 2020

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated December 22, 2010

and prospectus supplement dated June 6, 2011)